Exhibit 4.2

Management Agreement

This Management Agreement (the “Agreement”) is made effective April 1, 2006 (the “Effective Date”) by and between Charles Management Inc., a Texas corporation whose address is 5910 North Central Expressway, Suite 1755, Dallas, Texas 75206 ( “CMI”) and TransAtlantic Worldwide, Ltd., a Bahamas corporation whose address is Kings Court, Bay Street, PO Box N-3944, Nassau, Bahamas (“Client”). CMI and Client are sometimes jointly referred to as the “Parties”.

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	GENERAL PROVISIONS

1.1        Scope of Services. CMI shall provide the services set forth in Appendix A to this Agreement (the “Services”). CMI’s advice to Client in respect of the Services shall be given orally or in writing. CMI shall report to the nominated representative of Client, or to such other individual as Client may hereafter specify by written notice to CMI. When requested, CMI shall provide Client with a summary report, in which CMI describes the Services it has performed since the last report.

1.2        Relationship between the Parties. Nothing contained herein shall be construed as establishing or creating a partnership, master and servant relationship or principal and agent relationship between CMI and Client.

1.3        Law. The Agreement shall be governed by and construed in accordance with the laws of the State of Texas, the location of CMI’s offices.

1.4        Interpretation. Words importing the singular include the plural and vice versa where the context requires. The word ‘days’ denotes calendar days. The word ‘months’ denotes calendar months. The headings in this Agreement shall not be deemed to form part thereof.

1.5        Notices. All notices under this Agreement shall be given in writing and shall be deemed to have been duly given if delivered by hand or by registered post, at the address of each of the parties specified in this Agreement. Copies of notices by electronic mail shall have the same validity as written notices if they are confirmed by an electronic read receipt from a computer belonging to each of the parties specified in this Agreement. Each Party shall have the right from time to time during the term of this Agreement to change its address, telephone, facsimile numbers, email address and/or the person to whom communications are to be delivered by notifying the other Party in writing.

2.	TERM; AMENDMENT OR TERMINATION OF AGREEMENT

2.1        Term. This Agreement shall come into force on the Effective Date and shall remain in force until December 31, 2007 and may be continued for an additional year upon Client giving written notice of intent to extend at least thirty (30) days prior to the end of the term or until as otherwise mutually agreed subject to the provisions of Clause 2.5 hereof.

2.2 Commencement.	CMI shall provide the Services as soon as required after the Effective Date.

2.3 Amendment.	This Agreement shall not be amended without the prior written approval of both Parties.

2.4        Assignment. CMI shall not assign the benefit or in any way transfer the obligations of this Agreement or any part thereof without the prior written consent of the Client.

2.5        Termination. CMI shall have the right to terminate this Agreement at any time by giving not less than ninety (90) days prior written notice to Client. Client may terminate this Agreement at any time upon written notice to CMI. Any termination of this Agreement shall not prejudice or affect the accrued rights or claims of either Party hereto up to and including the termination date.

CMI shall be entitled to receive the remuneration for the Services duly performed up to the effective date of termination. CMI shall immediately return to Client all documentation, drawings and any other material furnished by Client to CMI for the purpose of the Services and/or prepared by CMI in the course of performing the Services.

3.	OWNERSHIP OF DOCUMENTS AND COPY RIGHT

All correspondence, reports, calculations and other documents furnished to CMI or prepared by CMI in performance of the Services (the ‘Results’) shall be the property of the Client. CMI shall not retain the copyright to the Results and hereby agrees that the copyright to the Results shall be the property of Client.

4.	SETTLEMENT OF DISPUTES

[Intentionally omitted.]

5.	OBLIGATIONS OF CMI

5.1        Care and Diligence. CMI shall exercise all reasonable skill, care and diligence in the performance of the Services under this Agreement, and shall carry out all its responsibilities in accordance with recognised professional standards. CMI will use all reasonable efforts to ensure that any advice and information supplied by CMI in the performance of the Services is timely, accurate and complete.

5.2        Conflict of Interest. CMI shall not undertake any work for third parties during the term of this Agreement which will give rise to any conflicts of interest or cause any impediment to the Services provided for Client.

5.3        Personnel. Where this Agreement specifies that the Services will be provided by a named individual, CMI agrees to take all reasonable steps to ensure that these persons will remain on this assignment for the full term of the Agreement. CMI further agrees to obtain Client’s agreement to any significant substitution of personnel that is necessitated by unforeseen circumstances.

5.4        Confidentiality. All information which CMI directly or indirectly acquires from Client, including information relating to Client’s business, its clients, or its associates and information arising out of the Services (hereinafter together referred to as ‘Confidential Information’) shall be considered as secret. CMI shall keep Confidential Information secret and shall not disclose the same to any third party nor use the same except in providing the Services without the prior written consent of Client.

The foregoing shall not apply to information which CMI can show (a) at the time of disclosure is or becomes public knowledge other than through the negligence or default of CMI, or (b) was already in CMI’s possession before the Effective Date.

6.	REMUNERATION, INVOICING AND PAYMENT

6.1        Retainer and Additional Services Fees. ‘Retainer Fee’ shall be defined as a non-refundable payment made to secure CMI’s services for a fixed period of time (the ‘Contracted Activity Time’) each month. Client will pay the Retainer Fee to CMI for each month in accordance with Appendix B hereto. Such Retainer Fee shall constitute payment in full for the Contracted Activity Time provided during each month hereunder.

6.2        Time Basis for Agreement. Chargeable time (‘Activity Time’) includes all time spent acting for the Client including travel, office, administrative, preparatory, productive and telephone time in addition to actual client meetings and external meetings or interviews. Where applicable, Activity Time is calculated inclusive of travel time from the prior non-client activity (such as from third party premises). The unit of Activity Time is the Day.

6.3        Expenses. CMI is hereby authorised to incur, without prior notice to the Client, ‘reasonable’ travel expenses (as outlined below) in performing Client’s instructions. The Client agrees to reimburse these in addition to the Fees (as defined in Clause 6.1 above).

Purchases by CMI of third-party reports, information or data relevant to the Services require prior written approval of Client. The cost of such purchases will be treated as an allowable expense and invoiced to the Client at cost.

Invoices for Expenses will normally be presented monthly.

‘Reasonable’ travel expenses are those generally applicable within international corporations to their executives and vary to reflect the different standards applied to business travel in various parts of the world. For illustrative purposes, they include, inter alia, Business Class international air travel and Economy (or ‘Coach’) class U.S. internal flights, accommodation and incidental costs within an hotel suitable for business affairs, all meals while acting on behalf of Client, 1st class rail travel, taxis, car-hire costs for a mid-size vehicle, and entertainment costs for third-party contacts made on behalf of Client commensurate with obtaining the maximum value-for-money from the contact for Client.

Allowable Expenses are charged to the Client at the gross invoice value. Expenses will be charged inclusive of any sales taxes (or similar fiscal levies) where these are payable by CMI, whether or not CMI may be able to subsequently reclaim any part of these. VAT (and any other relevant tax) will be added to the invoice amount in line with current legislation at the rate ruling at the time of invoice.

Any additional charge for incidental expenses would normally be waived, except where these costs represent a significant cost, in which case the cost shall be agreed by Client in advance.

6.4        Remuneration and Invoicing. In consideration of the Services performed by CMI under this Agreement, CMI shall invoice the Client for the Retainer Fee. This amount is specified in Appendix B. CMI shall submit its invoice promptly after the close of the month in which the Services have been performed. Unless otherwise provided for in this Agreement, Client shall reimburse CMI for all reasonable Expenses involved in performance of the Services.

If required by Client, CMI shall provide with each invoice for reimbursable rates a timesheet detailing the Activity Time spent in performing the Services and copies of supporting documents (receipts etc) for reimbursable Expenses.

If any item or part of an item or an invoice shall be disputed, such item or part shall be deducted from the invoice pending settlement of the dispute and the remainder shall be paid as provided above. Any amount due after settlement of the dispute shall be added to the next invoice.

6.5        Payment Terms. The currency of payment will be U.S. Dollars. Both Parties agree to accept this in terms of both invoices and payments.

No account will be taken of exchange rate fluctuations during the term of this Agreement. Each Party accepts as their own responsibility the variation, whether favourable or unfavourable, that they may see in local currency terms in respect of this Agreement.

Client shall pay CMI promptly within ten (10) days of receipt of each invoice for Retainer Fees and Expenses.

Client shall make payment by wire transfer in U.S. Dollars to CMI’s Bank Account which CMI shall notify to Client.

Client’s responsibility is for payment to CMI of the full amount agreed. Client agrees to adjust all payments to take into account any charges levied (such as may be made by the transferring bank), such that the full amount is received by CMI. Client accepts that CMI shall be entitled to recover all deducted amounts.

Client agrees to pay all government taxes and duties, regardless of origin, that may apply to all payments to CMI. Client further agrees that, should there be a change in type or variation during the term of this Agreement, whether favourable or unfavourable to Client, he will be responsible for them in totality. Each Party will be responsible for recovering his own entitlement respect of pre-payments (for example in respect of VAT or sales tax).

7.	PUBLICITY

CMI shall be permitted to identify itself as a representative of Client for the purpose of performing the Services. Client will provide CMI with business cards for this purpose.

8.	INDEMNIFICATION

CMI shall indemnify and hold Client harmless from and against any claims, demands, losses, liabilities, suits, expenses, costs or causes of action in respect of damage to, injury or death of CMI personnel or equipment howsoever arising and irrespective of the negligence of the Client.

Client shall indemnify and hold CMI harmless from and against any claims, demands, losses, liabilities, suits, expenses, costs or causes of action in respect of damage to, injury or death of Client personnel or equipment howsoever arising and irrespective of the negligence of the CMI.

Neither party hereto shall be liable to the other for loss of profit, business interruption or any other indirect or consequential loss whether in contract, tort (including negligence) or otherwise at law.

CMI shall be solely responsible and liable for and on behalf of Client for the payment of and compliance with all taxes and levies relating to Services performed under this Agreement, including but not limited to, corporate income tax, personal income tax, withholding tax, social insurances and labour surcharges, value added tax, sales tax and indirect taxes.

9.	FORCE MAJEURE

While CMI agrees to use its best endeavours to perform the Services for Client as specified, CMI will not be responsible for any delays or failure to perform the Services which are beyond CMI’s control and which could not have been reasonably predicted.

Where events outside either Party’s control cause such delay that the purpose of this Agreement is materially destroyed, either Party shall be entitled to terminate the Agreement upon thirty (30) days prior written notice. In such circumstances Client will not make any further payments of Fees, and there will be no refund of payments already made.

10.	ACCESS

The authorised representatives of Client shall have access at all reasonable times to the place where the Services are being carried out to allow them to monitor progress of the Services.

Agreed for and on behalf of	Agreed for and on behalf of
Charles Management Inc.	TransAtlantic Worldwide, Ltd.

Scott C. Larsen	David Campbell
President	Director

Appendix A

Services To Be Performed on Behalf of Client

1.	General Advice and assistance concerning the business of Client and its subsidiaries including:

a.	Establishing business contacts;
b.	Identifying key governement departments and agencies, and their officials;
c.	Analyzing and interpreting governmental policies in the areas of petroleum exploration and production;
d.	Formulating and developing strategies for establishing and maintaining Client’s relations with government and business contacts; and
e.	Purchasing reports, information and data as required.

2.	Advice regarding business strategy and competitor activities concerning the business of Client and its subsidiaries, including:

a.	Demonstrating the technical and commercial potential for viable business opportunities in petroleum exploration and production;
b.	Refining and developing appropriate business strategies; and
c.	Setting budgets and business expectations.

3.	Assistance in identifying, evaluating and obtaining business opportunities for Client and its subsidiaries in the areas of petroleum exploration and production, including:

a.	Reviewing and screening of open acreage and farm-in opportunities on licensed acreage,
b.	Reviewing and screening potential joint venture partners.

4.	Assistance in obtaining and negotiating agreements with business entities or government agencies.

5.	Services as an officer and/or director of Client and its subsidiaries.

6.	Such other Services as requested by Client and its subsidiaries and that CMI is reasonably able to provide in order to assist the Client and its subsidiaries.

Services will be performed by Scott C. Larsen at the offices located at 5910 N. Central Expressway, Suite 1755, Dallas, TX 75206 or elsewhere as required by the nature of the Services.

Appendix B

Remuneration For Services specified in Appendix A

Retainer Fee:	$10,000 per calendar month
Contracted Activity Time:	Ten (10) Days